SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated January 31, 2020.

TRANSLATION

Buenos Aires, January 31, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Bandurria Sur Area (Province of Neuquén)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the ByMA Listing Regulations.

In this regard, and following the information provided to the market through the Relevant Facts dated April 12, 2017 and October 11, 2017 in relation to the subject of the reference, we inform you that YPF S.A. (“YPF”) has been notified of the acquisition by Shell Argentina S.A. (“Shell”) and Equinor Argentina AS (“Equinor” and, together with Shell, the “Consortium”) of the entire share package of SPM Argentina S.A. (“SPM”). This assignment requires the payment by SPM of the pending price that amounts approximately to US$ 105 million, which was already received by YPF.

On the other hand, we inform that in the last hours of January 30 YPF entered into an agreement (the “Agreement”) with the Consortium, through SPM, by which the main terms and conditions were agreed for the sale of an 11% additional in the Bandurria Sur area (the “Area”), located in the Province of Neuquén (see attached map). YPF will continue to be the Area operator.

The Agreement provides a period of exclusivity for the negotiation and execution of definitive contracts. Once they have been executed and certain conditions precedent have been met, among which are the approvals of the corresponding bodies of the companies and the approval by the Province of Neuquén, SPM shall acquire the additional 11% participating interest in the concession for the non-conventional exploitation of the Area, so the Consortium will amount to an indirect participation in the concession of 60%, with YPF retaining the remaining 40%. The Area covers a total of 228.5 km2.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

Annex 1

Bandurria Sur Map

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 31, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer